KAR Auction Services, Inc.

13085 Hamilton Crossing Boulevard

Carmel, Indiana 46032

June 8, 2011

BY EDGAR

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	Request by KAR Auction Services, Inc. for Withdrawal of
Registration Statement on Form S-3
Filed February 24, 2011
File No. 333-172425

Dear Mr. Owings:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), KAR Auction Services, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-172425), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2011. No securities have been sold pursuant to the Registration Statement.

The Registrant is requesting the withdrawal because it is no longer required to keep a market-making shelf registration statement effective pursuant to a registration rights agreement to which it is a party.

If you have any questions regarding this matter, please contact Gregory A. Fernicola of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s securities counsel, at (212) 735-2918. Thank you for your attention to this matter.

Sincerely,

KAR AUCTION SERVICES, INC.

/s/ Rebecca C. Polak

Rebecca C. Polak

Executive Vice President, General Counsel and

Secretary